January 19, 2007

Via EDGAR and FedEx

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Amendment No. 3 to Registration Statement on Form 10
Filed January 19, 2007
File No. 0-52281

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the above referenced registration statement on Form 10 (the “Registration Statement”). Enclosed herewith are five courtesy copies of Amendment No. 3.

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 11, 2007. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.	We note your response to our prior comment 3 and do not concur. We note that these agreements were not entered into in the ordinary course of business, they appear to be material to your business and were entered into within two years of the filing of the Form 10. Therefore in accordance with Item 601(b)(10) please file them as exhibits.

Response: We have filed the acquisition agreements as Exhibits to the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

First Lien Revolver and Second Lien Revolver, page 22

2.	We note your response to our prior comment 11, and reissue it in part. Please quantify supplementally your compliance with the financial ratios contained in both of your revolvers. In addition, please discuss, in an appropriate place, the Change of Management covenant in section 7.2.7 of your first lien revolver.

Securities and Exchange Commission

January 19, 2007

Response: In response to the Staff’s comment, the Company provides the following regarding its financial ratio compliance:

The financial ratios for the First Lien Credit Agreement for the fiscal quarter ending September 30, 2006 are as follows:

•	The maximum Total Leverage Ratio permitted pursuant to clause (a) of Section 7.2.4 of the First Lien Credit Agreement on the Computation Date was 3.50 to 1.00. The actual Total Leverage Ratio was 3.14 to 1.00 and, accordingly, the covenant has been complied with.

•	The minimum Interest Coverage Ratio permitted pursuant to clause (b) of Section 7.2.4 of the First Lien Credit Agreement on the Computation Date was 3.00 to 1.00. The actual Interest Coverage Ratio was 4.27 to 1.00 and, accordingly, the covenant has been complied with.

•	The minimum Current Ratio permitted pursuant to clause (c) of Section 7.2.4 of the First Lien Credit Agreement on the Computation Date was 1.00 to 1.00. The actual Current Ratio was 1.96 to 1.00 and, accordingly, the covenant has been complied with.

The financial ratios for the Second Lien Credit Agreement for the fiscal quarter ending September 30, 2006 are as follows:

•	The maximum Total Leverage Ratio permitted pursuant to clause (a) of Section 7.2.4 of the Second Lien Credit Agreement on the Computation Date was 3.5 to 1.00. The actual Total Leverage Ratio was 3.14 to 1.00 and, accordingly, the covenant has been complied with.

•	The minimum PV to Total Debt Ratio permitted pursuant to clause (b) of Section 7.2.4 of the Second Lien Credit Agreement on the Computation Date was 1.5 to 1.00. The actual PV to Total Debt was 2.12 to 1.00 and, accordingly, the covenant has been complied with.

Also, in response to the Staff’s comment, pages 22 and F-29 of the Registration Statement have been revised to disclose that in addition to the financial covenants, the First Lien Credit Agreement contains a covenant requiring John D. Schiller, Jr., Steven A. Weyel and David West Griffin to be employed in their current executive positions, subject to certain exceptions in the event of death or disability to one of those individuals.

Securities and Exchange Commission

January 19, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Future Commitments, page 22

3.	Amend your contractual obligations table to include the amounts to be paid under the agreement to provide up to $31 million carried interest in future wells, as discussed on page F-9 with regards to the Castex Acquisition, or tell us why you believe such obligations are not required to be included in this table.

Response: In response to the Staff’s comment, the contractual obligation table has been updated to include amounts related to the $31 million carried interest in future wells, as discussed on page F-9 with regards to the Castex acquisition. The remaining obligation at September 30, 2006 is $29 million.

Critical Accounting Policies and Estimates, page 27

4.	We have reviewed your expanded disclosure in response to comment 13 of our letter dated December 13, 2006, which identifies certain factors that could cause revision to estimates made in your financial statements. Your disclosure states these changes are difficult to predict. However, your disclosure should provide an analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect, as requested in our prior comment. Please expand your disclosure to include such analysis or tell us why you believe such disclosure is not applicable.

Response: The Registration Statement has been revised as requested.

Directors and Executive Officers, page 37

5.	We note your response to our prior comment 17 that the Board is classified and that the members have staggered terms. We note, however, that you refer to Mr. Colvin and Mr. Dunwoody as being elected annually on page 42. Please revise.

Response: The Registration Statement has been revised to delete the reference to annual election.

Description of Registrant’s Securities to be Registered, page 42

6.	We note your response to our prior comment 25 and reissue it in part. Please state how your preference stock could have the effect of delaying, deferring or preventing a change in control. Please refer to Item 202(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Registration Statement has been revised to state that the Company’s Board of Directors could authorize the issuance of preference shares with terms and conditions that could have the effect of delaying, deferring or preventing a change in control.

Securities and Exchange Commission

January 19, 2007

Financial Statements

Note 2—Acquisitions, page F-9

7.	We note you entered into a 50/50 exploration agreement and a joint development agreement at the time of the Castex Acquisition. Please expand your disclosure to clearly describe the nature, terms and other material conditions of these agreements and their effect on your financial statements. Please also address the need to discuss these agreements in Note 10 – Commitments and Contingencies.

Response: The Registration Statement has been revised as requested.

8.	On a related note, in connection with the Castex Acquisition, you agreed to provide up to a $31 million carried interest in future wells to be drilled. Please expand your disclosures to address more specifically the conditions under which the carried interest would be required to be funded. We note your obligation is limited to $4 million per month; however, it is currently unclear what events would trigger a payment. In your amended disclosure, please also clarify the party with whom you entered this agreement. Additionally, please address the need to expand your disclosures within Note 10 – Commitments and Contingencies.

Response: The Registration Statement has been revised as requested.

Note 11—Pro Forma Information, page F-15

9.	Please reconcile and tell us why the pro forma information presented in note 11 does not agree with the balances presented in the pro forma financial statement on page F-42.

Response: In response to the Staff’s comment, the pro forma information presented in note 11 on page F-16 has been revised and now agrees with the pro forma financial statements on page F-43.

Note 17—Pro Forma Information (Unaudited), page F-38

10.	On a similar note, please reconcile and tell us why the pro forma net loss and per share information presented in note 17 does not agree with or calculate based on the balances presented in the pro forma statement presented on page F-43, when excluding the adjustments relating to the Castex Acquisition.

Response: In response to the Staff’s comment, the pro form net loss and per share information presented in note 17 on page F-39 has been revised and now agrees with the balances presented in the pro forma statement presented on page F-44, when excluding adjustments related to the Castex acquisition.

Securities and Exchange Commission

January 19, 2007

Pro Forma Information, page F-45

11.	Please expand your pro forma reserve disclosures to include the pro forma standardized measure, as calculated in accordance with SFAS 69, paragraph 30.

Response: The Registration Statement has been revised as requested.

Engineering Comments

Business, page 1

Reserves, page 2

12.	In our prior comment 39, we asked for supplemental information:

c)    Individual income forecasts for each of the two largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the two PUD entities;

d)     Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations) for each of these largest properties described in c) above.

As we have not received this information, we reissue the above comments.

Response: In response to the Staff’s comment, the Company has provided the requested information supplementally to Mr. Winfrey in a package dated January 18, 2007.

13.	Your definition of “Proved Developed Non-Producing Reserves” includes “Shut-in reserves are expected to be recovered from (a) completion intervals that are open at the time of the estimate but have not started producing, (b) wells which were shut-in for market conditions or pipeline connections…” Please clarify this disclosure to explain the reason(s) a well (s) “have not started producing” and the “market conditions” that prevent production.

Response: The Registration Statement has been revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Productive Wells, page 25

14.	The 421 total gross wells here do not agree with the 115 wells shown in the proved producing sections of your two third party reserve reports. Paragraph 4B of SEC Industry Guide 2 asks for the disclosure of “the total gross and net productive wells” at year-end and states “Productive wells are producing wells and wells capable of production.” Wells shut-in for mechanical reasons are not capable of production and should not be included in the productive well count. Please amend your document to comply with Guide 2.

Securities and Exchange Commission

January 19, 2007

Response: The Registration Statement has been revised as requested.

Acreage, page 25

15.	Please expand your tables here to disclose material undeveloped acreage subject to expiration in each of the next three years per paragraph 5 of SEC Industry Guide 2.

Response: The Registration Statement has been revised as requested.

Energy XXI (Bermuda) Limited Pro Forma Financial Statements (Unaudited), Page F-41

Pro Forma Income Statement, page F-43

16.	We note that the pro forma historical lease operating expenses for the period ending June 30, 2006 are $90 million. The two third party reserve reports project production costs (lease operating expenses and taxes) for the twelve months ending June 30, 2007 to be $30 million for your proved producing properties. We would expect the production costs for the coming twelve months to be similar to the costs incurred in the previous twelve months for the same producing properties; increments to these figures would be expected as new (proved undeveloped and proved non-producing) properties commenced production. Please explain this difference to us. For both your historical and projected production costs, provide to us a spreadsheet breakdown with figures for specific components, e.g. labor, fuel, facilities, workovers etc. Tell us whether you use the same components of production costs in your historical cost disclosures that you do in those specified by FAS 69 – results of operations and standardized measure.

Please direct all engineering items to: U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549-7010 Attn: Ronald M. Winfrey

Response: In response to the Staff’s comment, the original $89.8 million pro forma lease operating expense for the year ended June 30, 2006 contained an error in the calculation related to Marlin’s lease operating expense for the period July 2005 through April 3, 2006. The Company’s revised pro forma adjustment for Marlin is $34.2 million. This error is evidenced by the fact that the original $58.5 million pro forma adjustment amount approximated the actual audited lease operating expenses of Marlin for the 18-month period January 1, 2005 to June 30, 2006 ($59.4 million). The revised pro forma adjustment of $34.2 million for Marlin lease operating expenses for the period from July 1, 2005 to April 3, 2006 consists of two primary components:

•	The portion of the audited lease operating expense for the year ended December 31, 2005 ($38.2 million) attributable to the period from July 1, 2005 to December 31, 2005 ($23.0) which was based on the actual lease operating expenses for the period July 2005 to December 2005; and

•	The audited Marlin lease operating expense of $11.2 million for the three month period ended March 31, 2006;

Based on the revised Marlin lease operating expense adjustment, the pro forma lease operating expenses for the Company during this period is $65.5 million.

The Company respectfully disagrees with the Staff’s comment that it would expect the $30 million projected production costs for the twelve month period ending June 30, 2007 contained in the Company’s two third party reserve reports to be similar to the Company’s pro forma historical lease operating expenses for the period ending June 30, 2006 (revised to $65.5 million). The Company’s position is based on the following:

•	The multiple zone per wellbore nature of the Gulf Coast means that we are continuously bringing on PDNP & PUD reserves associated with these wells during the year. In a typical year, we would expect no more than 60% of our proved production to come from the PDP category. In fact, when you look at the 3rd party reserve reports projections for the 18 months beginning June 30, 2006, they show the PDP reserves contributing only 54% of the total proved production. Therefore, we believe it is appropriate to consider the $53.3 million in fiscal 2007 lease operating expense related to total proved reserves included in the independent reserve reports when comparing historical lease operating expense to projected lease operating expense; and

•	Because the Company’s lease operating expenses contain a fixed component (e.g. platform expenses, certain labor and facilities cost, etc.), these fixed costs would be allocated to the total proved reserves expected to be produced during fiscal 2007 and therefore, the proved producing component of the reserves would only pick up a portion of these fixed costs.

The Company believes that the appropriate comparison should be the projected production costs of all of the Company’s proved reserves for the twelve month period ending June 30, 2007, which the reserve reports indicate is $53.3 million. The difference between the $53.3 million in projected fiscal 2007 production costs and the $65.5 historical 2006 pro forma lease operating expenses results primarily from extensive expenses related to the 2005 hurricanes which impacted the 2006 historical but not the 2007 projected figures.

In response to the Staff’s request for spreadsheets and other supporting data, the Company has supplementally provided to Mr. Winfrey a package dated January 22, 2007 containing a detail of the Company’s actual lease operating expenses for the period July 1, 2006 to December 31, 2006, which totals $23.4 million. If these actual expenses through December 31, 2006 were projected through June 30, 2007 (after considering Castex was purchased on July 28, 2006), projected lease operating expenses for fiscal 2007 of $48.4 million compares favorably to the $53.3 million projected in the third party reserve reports and reflects the continued efforts of the Company to reduce lease operating expenses. The forecasted fiscal 2007 lease operating expenses of $53.3 million contained in the Company’s two third party reserve reports was not prepared in sufficient detail to respond to the Staff’s request. The production costs used in the historical cost disclosures are the same components used in FAS 69 — results of operations and standardized measure.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Securities and Exchange Commission

January 19, 2007

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response: In connection with the Staff comments and our responses, the Company confirms that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prior Comment #16

We also note that page 36 of the Registration Statement has been updated to reflect the beneficial owners of shares held by nominees. Morstan Nominees Limited holds shares on behalf of three beneficial owners. However, since only one such holder is above the 5% threshold, the Company did not include the other two holders.

Securities and Exchange Commission

January 19, 2007

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 3 to T. Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINS L.L.P.

By: /s/ Jeff Starzec

Enclosures

Cc:	Shannon Buskirk, Securities and Exchange Commission
April Sifford, Securities and Exchange Commission
Ron Winfrey, Securities and Exchange Commission
Donna Levy, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited